EXHIBIT (a)(1)(vii)

Internal Communication

The Safeway Stock Option Exchange program will end on October 5, 2004 at 5:00 p.m. Pacific (California) Time, unless the offer is extended.

This final reminder is being sent to you to remind your employees of the final deadline.

To participate in the Safeway Stock Option Exchange program, eligible employees must submit (and we must receive) their election at any time before 5:00 p.m. Pacific (California) Time on October 5, 2004, by

1.	visiting the Safeway Stock Option Exchange web site at http://www.safewayexchange.com and submitting a new electronic election, or

2.	sending a new Safeway Stock Option Exchange Form to us by interoffice mail or facsimile at (925) 226-5314, or

3.	mailing a new Safeway Stock Option Exchange Form to

Nicole Callender

Stock Administration

4410 Rosewood Drive

Pleasanton, CA 94588

unless this offer is extended, in which case we will accept eligible employee’s options (or Rights) by the deadline of the expiration of the extended period. If they do not submit and we do not receive an election by this deadline, they will forfeit their right to participate in this Stock Option Exchange program.

Also remind eligible employees that the most current election submitted and received by our office before the above deadline will be the one considered for the acceptance to exchange.

If eligible employees have any questions regarding the program they may call the Safeway Stock Option Exchange hotline at (877) SWY-EXCH or (877) 799-3924 or send an e-mail to info@safewayexchange.com.